March 6, 2025

Daniel Guglielmone
Executive Vice President - Chief Financial Officer and Treasurer
Federal Realty Investment Trust
Federal Realty OP LP
909 Rose Avenue, Suite 200
North Bethesda, MD 20852

       Re: Federal Realty Investment Trust
           Federal Realty OP LP
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-07533
           File No. 333-262016-01
Dear Daniel Guglielmone:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction